Exhibit (a)(1)(G)

E-mail communication to option holders dated November 6, 2006 (addressed to each electing option holder):

The Company’s offer to employees who held stock options granted on July 25, 2006 to exchange those options for restricted stock units (“RSUs”) expired at 5:00 pm (Pacific Time) on November 6, 2006. The Company has accepted for exchange all eligible options that were validly tendered (and not properly withdrawn) by the expiration time.

We received your election form to exchange your eligible options for RSUs in accordance with the terms of the exchange offer. Your RSUs will be issued as of November 7, 2006 and you will receive a Restricted Stock Unit Award Agreement in the normal course. Please sign both copies of that agreement and return them to Karma McDowell promptly. The Company will then execute both and return one to you. Your exchanged options will automatically be cancelled - you do not need to return your Stock Option Agreement relating to the cancelled options.

Please contact me if you have any questions.

Richard C. Josephson
Vice President, General Counsel and Secretary